

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 10, 2018

Long Deng
Chief Executive Officer and Chairman
iFresh Inc.
2-39 54th Avenue
Long Island City, NY

  Re: iFresh Inc.
    Form 10-K for Fiscal Year Ended March 31, 2017
    Filed June 29, 2017
    File No. 1-38013

Dear Mr. Deng:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Branch Chief
        Office of Consumer Products